UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KRONOS BIO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50107A104
(CUSIP Number)

Norbert Bischofberger, Ph.D.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402
Telephone:  (650) 781-5200
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50107A104

1	NAMES OF REPORTING PERSONS
Norbert Bischofberger, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norbert Bischofberger, Ph.D.: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
823,970 (1)

	8	SHARED VOTING POWER
11,857,138 Shares (2)

	9	SOLE DISPOSITIVE POWER
823,970 (1)

	10	SHARED DISPOSITIVE POWER
11,857,138 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,681,108 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)       Includes 823,970 shares of common stock issuable within 60 days of July 2, 2024 upon the exercise of stock options held by the Reporting Person.

(2)      Includes (a) 10,802,138 shares of common stock beneficially owned by the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994, of which Dr. Bischofberger is a trustee, (b) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (c) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (d) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee and (e) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee.

(3)      This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024, plus 823,970 shares of common stock underlying the stock options described in note (1) above in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 50107A104

1	NAMES OF REPORTING PERSONS
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,802,138 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,802,138 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,802,138 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)       This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)       This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)       This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)      This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

CUSIP No. 50107A104

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)      This percentage is calculated based on 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024.

Explanatory Note:  This Amendment No. 2, which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2023 and amended on June 12, 2024 (the “Original Schedule 13D”) on behalf of Norbert Bischofberger, Ph.D., Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994 (the “Revocable Inter Vivos Trust”), Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020 (the “DMA Exempt Trust”), Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020 (the “DMA Non-Exempt Trust), Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020 (the “IAB Exempt Trust”), Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020 (the “IAB Non-Exempt Trust”), (collectively, the “Reporting Persons”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Kronos Bio, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 2 to Schedule 13D is being filed to correct clerical errors in the number of shares reported as beneficially owned by the Reporting Persons in the Original Schedule 13D and to provide supplemental information as noted in Item 3 below.  Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

Between June 27, 2024 and June 28, 2024, Revocable Inter Vivos Trust purchased an aggregate of 615,518 shares of Common Stock of the Issuer in the open market at purchase prices ranging from $0.9899 to $1.25 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b)          The following information with respect to the ownership of Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of July 2, 2024:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(2)
Norbert Bischofberger, Ph.D. (1)	823,970	823,970	11,857,138	823,970	11,857,138	12,681,108	21.1%

Revocable Inter Vivos Trust	10,802,138	10,802,138	0	10,802,138	0	10,802,138	18%

DMA Exempt Trust	263,750	263,750	0	263,750	0	263,750	0.4%

DMA Non-Exempt Trust	263,750	263,750	0	263,750	0	263,750	0.4%

IAB Exempt Trust	263,750	263,750	0	263,750	0	263,750	0.4%

IAB Non-Exempt Trust	263,750	263,750	0	263,750	0	263,750	0.4%

(1)       Includes an aggregate of 823,970 shares of common stock underlying stock options which have vested or will vest within 60 days of July 2, 2024.

(2)      This percentage is calculated based on (i) 60,094,409 shares of common stock outstanding as of May 3, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2024 and (ii) 823,970 shares of common stock underlying stock options.

(c)  Except as set forth herein, the Reporting Person has not effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

A.          Agreement regarding filing of joint Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024

/s/ Norbert Bischofberger, Ph.D.
Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Kronos Bio, Inc. is filed on behalf of each of the undersigned.

Dated: July 2, 2024

/s/ Norbert Bischofberger, Ph.D.
Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee